ABCO ENERGY, INC.
2100 N. WILMONT, SUITE 211
TUCSON, AZ  85712

November 4, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Jay Ingram
Edward Kelly

RE:	ABCO Energy, Inc.
Registration Statement on Form S-1
File No: 333-207419

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ABCO Energy, Inc., (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00p.m., Eastern Standard Time, on Friday, November 6, 2015, or as soon thereafter as possible.  The Company acknowledges that (1) should the Commission, or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does no relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal  securities laws of the United States.

ABCO ENERGY, INC.

By: /s/ Charles O’ Dowd
Name: Charles O’Dowd
Title:   President and CEO